October 22, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Manaris Corporation Registration Statement on Form SB-2/A Filed October 22, 2007

To Whom It May Concern:

On behalf of Manaris Corporation please accept this letter as the Company’s clarification as to its filing of an SB-2/A on October 22, 2007. The SB-2/A was filed solely to correct an error in the Registration Fee chart.

Very Truly Yours, /s/ Matthew Kamen Matthew Kamen

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com